Mail Stop 0511


	December 3, 2004

Robert J. Kinloch, President
Middle Kingdom Resources Ltd.
347 Bay Street
Suite 202
Toronto, Ontario
M5H  2R7
CANADA

RE:  	Middle Kingdom Resources Ltd.
        	File No.  333-120051
        	Registration Statement on Form SB-2
        	Filed October 28, 2004

Dear Mr. Kinloch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.
2.  In the appropriate locations, disclose that you do not have any
reserves.
Prospectus Cover Page
3. The prospectus cover page should be limited to the information required by Item 501 of Regulation S-B. Therefore, please remove the statement that the common stock will be sold by Robert J. Kinloch.
4. We note disclosure in the prospectus that you do not intend to advertise your offering through tombstones or investment meetings prior to the effective date of this registration statement. Supplementally advise whether you intend to use this prospectus before the effective date of the registration statement. If you do, please include the disclosure required by Item 501(a)(10) of
Regulation S-B.
Selected Financial Data, p. 6
5. Please add the "Net Loss - Per Share" data to the table.
Risk Factors, p. 6
6. Please remove the mitigating language from your sixth risk factor.
7. Based on your disclosure, it does not appear as if you have had
a
geologist or mining engineer examine your property and written a
report.   Add a risk factor that addresses the fact that a
professional geologist or mining engineer has not examined your property in the field. Detail the risks to investors, and the fact that you do not have an examination report.
8. Risk factor nine appears to be duplicative of one or more others.
Please consider deleting.
Use of Proceeds, p. 11
9. Please reconcile the statement in the text that "it will cost up to $10,000 to analyze the core samples" with the maximum amount provided in the chart above such statement ($5,000).
Plan of Distribution; Terms of the Offering, p. 15
10. Please delete the three references on pages 16 and 17 to "the registration statement is declared effective by the SEC." Procedures for Subscribing, p. 17
11. In item 1, please indicate that a copy of the subscription agreement is included with the prospectus.
Business
General, p. 19
12. Disclose:
* The nature of your ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* In a table, provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres.

Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.
13. In your "Property Geology" section, you indicate that you have evidence of barite. Disclose what evidence you have.
14. Please clarify the relationship between Energold and Middle Kingdom in the third sentence of this section.
15. Please disclose the form and year of organization, as required by
Item 101(a)(1) of Regulation S-B.
16. Please include in the second paragraph, if true, that the company does not consider itself a blank check as the term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company in the foreseeable future.
17. You disclose that under the terms of the agreement, you have the option to earn up to an undivided 51% interest in the Jarvis Island
Property. Tell us more about the risks involved in trying to hold a controlling interest in this property and tell us and revise to disclose if the Registrant, a US company, can ever possess a controlling legal mining claim for land in British Columbia. In addition, tell us and revise to disclose how you intend to account for the joint venture.
Operations, p. 21
18. Please disclose the names of the two persons to represent the Company on the Management Committee.
Our Proposed Exploration Program, p. 25
19. We note the disclosure at the bottom of page 26 with respect to your estimated costs for core sampling. Please advise why the amounts stated do not match those provided earlier in the use of proceeds section.
20. Please disclose the name of the person with whom Mr. Kinloch consulted in his estimations for this section, as noted in the last sentence on p. 26.
21. Please disclose the agreement that Mr. Kinloch will allow to expire, as stated in the last sentence of this section. Management`s Discussion and Analysis or Plan of Operation
Results of Operations, p. 31
22. Please explain or delete the following statement: "We will be exploring one property Judy, as this land is fee simple we should consider deleting this following reference to four claims, also in the next sentence again as the land is fee simple we should consider dropping the reference to staking and leave the balance of the sentence as is containing four claims. The property has been staked and will begin our exploration plan upon completion of this offering."
23. Additionally, please disclose the need for staking the claim in light of your previous statement that "Energold holds a 100% undivided right, title and interest in all of the Jarvis Island Property free and clear of all encumbrances."
Management, p. 32
24. Please consider whether Maverick Minerals Corporation is or was a competitor of the registrant. If so, a risk factor may be appropriate. Reconsider the disclosure under Conflicts of Interest.
25. Mr. Kinloch`s time devoted to the business of Maverick Minerals should be indicated.

26. The current status of the business of Maverick Minerals should be briefly discussed. It appears to be at or close to insolvency and out of business based on recent Exchange Act filings.
Description of Securities, p. 36
27. Please clarify the last sentence under the subsection Non-Cumulative Voting to indicate that this percentage assumes the maximum amount is sold in this offering.
Certain Transactions, p. 38
28. The first paragraph under this caption is not understood. Please clarify the "possible transfer of our property" being discussed.
29. Describe the interest rate terms of the $16,400 loan.
30. Please reconcile the statement that "In February 2004, Mr. Kinloch loaned us $16,440 to pay for the cost of staking the property and a portion of the legal fees for this offering" in light of:
(a.)
the fact that the Company was not incorporated until June 17, 2004;
and, (b.) your previous statement that "Energold holds a 100% undivided right, title and interest in all of the Jarvis Island Property free and clear of all encumbrances."
Independent Auditor`s Report, p. F-1
31. The title of the report should be revised to that in PCAOB Auditing Standard No. 1. In addition, the report should be revised to comply with the form in the Auditing Standard.
32. The first sentence of the referenced report states that the audit as of August 31, 204. Please correct to read as of August 31, 2004.
Updated Financial Statements and Consent
33. Provide a current consent in any amendment.
Part II
Indemnification of Officers and Directors, p. 52

34. Please provide the disclosure required by Item 702 of Regulation
S-B
Exhibits
Opinion
35. Please reconcile your legality opinion`s statement that the Company`s registered office is located in Las Vegas with the records of the Nevada Secretary of State that the registered office is located in Reno.
36. Revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Solomon Cromwell at (202) 942-2876 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Don Rinehart, who supervised the review of your filing, at (202) 942-4622.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies



cc:	Conrad C. Lysiak
	Fax (509) 747-1770

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Middle Kingdom Resources Ltd.
December 3, 2004
Page 1